Exhibit 99.1

St. John's, NL - August 2, 2023

FORTIS INC. RELEASES SECOND QUARTER 2023 RESULTS
AND SUSTAINABILITY UPDATE REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its second quarter results1 and 2023 Sustainability Update Report.

Highlights
•Second quarter net earnings of $294 million or $0.61 per common share, up from $284 million or $0.59 per common share in 2022
•Adjusted net earnings per common share2 of $0.62, up from $0.57 in the second quarter of 2022
•Capital expenditures2 of $2.0 billion in the first half of 2023; $4.3 billion annual capital plan on track
•2023 Sustainability Update Report released highlighting the Corporation's progress on key sustainability initiatives
•Tucson Electric Power's rate application continues to progress with a decision anticipated in Q3

"We are pleased to report our second quarter results which reflect the growth of our utilities as they continue to execute the 2023 capital plan," said David Hutchens, President and Chief Executive Officer, Fortis. "Our strong financial results demonstrate the success of our regulated growth strategy, and the sale of Aitken Creek, expected to close later this year, reflects our focus on that strategy."

"From an operational perspective, our systems performed well during the quarter, even when faced with extreme weather events in Western Canada," said Mr. Hutchens. "Our 2023 Sustainability Report, released today, highlights progress on our climate, diversity and other ESG priorities. The foundation of our sustainability strategy is to deliver cleaner energy to our customers by making investments in a safe, reliable energy grid without compromising on affordability."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $294 million for the second quarter, or $0.61 per common share, compared to $284 million, or $0.59 per common share for the second quarter of 2022. The increase primarily reflected rate base growth, largely at ITC and the western Canadian utilities. Also contributing to earnings growth was the timing of operating expenses at Central Hudson and FortisAlberta, an increase in the market value of certain investments that support retirement benefits, and a higher U.S.-to-Canadian dollar foreign exchange rate. Growth was tempered by lower earnings in Arizona, mainly driven by a decrease in retail electricity sales due to milder weather and the timing of wholesale sales. Lower earnings from Aitken Creek due to the mark-to-market accounting of natural gas derivatives, as well as higher corporate finance costs, also impacted earnings as compared to the second quarter of 2022. In addition, earnings per share for the quarter reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

On a year-to-date basis, Net Earnings were $731 million, or $1.51 per common share, an increase of $97 million, or $0.18 per common share compared to the same six-month period in 2022. The increase in earnings and earnings per common share reflected the same factors discussed for the quarter, except that UNS Energy and Aitken Creek contributed to earnings growth for the six-month period. Year-to-date results in Arizona reflected favourable margins on long-term wholesale sales and higher transmission revenue, and results for Aitken Creek reflected higher volumes and margins on gas sold.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $302 million for the second quarter, or $0.62 per common share, were $30 million, or $0.05 per common share higher than the same period in 2022. On a year-to-date basis, Adjusted Net Earnings were $741 million, or $1.53 per common share, an increase of $100 million, or $0.19 per common share compared to the same six-month period in 2022. The increase for the quarter and year-to-date periods reflected the same factors discussed for Net Earnings, except that there was an increase in adjusted earnings at Aitken Creek for both the quarter and year-to-date periods due to higher margins on gas sold.

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Adjusted Net Earnings:
Net Earnings	294	284	10	731	634	97
Adjusting item:
Unrealized loss (gain) on mark-to-market of derivatives[3]	8	(12)	20	10	7	3
Adjusted Net Earnings	302	272	30	741	641	100
Adjusted net earnings per share ($)	0.62	0.57	0.05	1.53	1.34	0.19

Capital Expenditures:
Additions to property, plant and equipment	938	827	111	1,845	1,693	152
Additions to intangible assets	44	58	(14)	91	107	(16)
Adjusting item:
Wataynikaneyap Transmission Power Project[4]	43	45	(2)	84	94	(10)
Capital Expenditures	1,025	930	95	2,020	1,894	126

Capital Expenditures
Our $4.3 billion annual capital plan is on track with $2.0 billion invested during the first half of 2023.

The Corporation's major capital projects continue to progress. In May 2023, FortisBC Energy received approval from the British Columbia Utilities Commission ("BCUC") for its Advanced Metering Infrastructure project. The project includes replacement of residential and small commercial meters with advanced meters to support the safety, resiliency, and efficient operation of the gas distribution system. The project is expected to commence in the second half of 2023.

FortisBC Energy also received approval from the BCUC in May 2023 for amended transportation rate schedules for the Eagle Mountain Woodfibre Gas Line project. This approval brings the project one-step closer to commencement of construction. FortisBC Energy continues to receive deposit funding from Woodfibre LNG Limited for development expenditures to be incurred for the project.

The Corporation's potential growth opportunities outside of the capital plan includes Central Hudson's minority equity interest in New York Transco LLC ("Transco"), a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state. In June 2023, the New York Independent System Operator selected a proposal by Transco, in partnership with the New York Power Authority, to construct transmission infrastructure to deliver at least 3,000 MW from Long Island offshore wind facilities to the rest of the state by 2030. Transco's portion of the project is estimated to cost approximately US$2.2 billion, of which Central Hudson will contribute approximately 10%.

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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $4 million for the three and six months ended June 30, 2023, respectively (income tax expense of $5 million and income tax recovery of $3 million for the three and six months ended June 30, 2022, respectively)
4    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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Sustainability
The Corporation released its 2023 Sustainability Update Report today, which summarizes recent progress and includes key performance indicators for 2022. Fortis utilities continue to add new renewable energy resources and decarbonize operations while advancing a cleaner energy transition for customers. The Corporation has reduced direct greenhouse gas ("GHG") emissions by 29% through 2022 compared to 2019 levels, marking significant progress towards our interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as our 2050 net-zero direct GHG emissions target. In addition, over the last four years, the GHG intensity of delivered energy has consistently decreased, while net electricity generated by renewable sources and avoided emissions from the use of renewable natural gas has increased significantly.

The report highlights Fortis' advancements in diversity, equity and inclusion ("DEI"). The Corporation has achieved its Board of Director diversity targets, with 58% of the board comprised of women and two of twelve members identifying as visible minorities. Our commitment to advancing DEI is reflected in our leadership at Fortis Inc., where 50% of our executive team are women. In addition, to further support Fortis' sustainability reporting, limited third-party assurance was obtained on select 2022 GHG emissions data and board diversity metrics.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

The 2023 Sustainability Update Report can be accessed at www.fortisinc.com/sustainability/sustainability-reporting.

Regulatory Updates
In May 2023, the Arizona Corporation Commission ("ACC") approved rate adjustments at Tucson Electric Power ("TEP") and UNS Electric, Inc. to collect the purchase power fuel adjustor clause balances over 12- and 33-month periods, respectively.

In July 2023, the administrative law judge issued a recommended opinion and order on TEP's general rate application, recommending an increase in non-fuel revenue of US$102 million, a 9.4% ROE with a 0.2% return on the fair value increment, and a 54.32% common equity component of capital structure. A decision from the ACC is expected in the third quarter of 2023.

Central Hudson filed a rate application with the New York State Public Service Commission in July 2023, requesting an increase in electric and gas delivery rates effective July 1, 2024. The application requests an allowed ROE of 9.8% and a 50% common equity component of capital structure. The timing and outcome of this proceeding is unknown.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints, increasing interest rates and inflation represent potential concerns, the Corporation does not expect these factors to have a material impact on its operations or financial results in 2023.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $22.3 billion five-year capital plan is expected to increase midyear rate base from $34.1 billion in 2022 to $46.1 billion by 2027, translating into a five-year compound annual growth rate of 6.2%5.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the Midcontinent Independent System Operator, Inc. long-range transmission plan; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

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5    Calculated using a constant United States dollar-to-Canadian dollar exchange rate

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About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $64 billion as at June 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2023-2027; the expected timing and outcome of the sale of Aitken Creek; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target; the 2050 net-zero direct GHG emissions target; the expected timing, outcome and impact of regulatory proceedings and decisions; the expectation that energy price volatility, global supply chain constraints, increasing interest rates and inflation will not have a material impact on operations or financial results in 2023; forecast rate base and rate base growth through 2027; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy's Advanced Metering Infrastructure project and the Eagle Mountain Woodfibre Gas Line Project, and additional opportunities beyond the capital plan, including Central Hudson's investment in the Propel New York Energy project through Transco, investments related to the Inflation Reduction Act of 2022, the Midcontinent Independent System Operator, Inc. long-range transmission plan, climate adaptation and grid resiliency, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from energy price volatility, global supply chain constraints and inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss Second Quarter 2023 Results
A teleconference and webcast will be held on August 2, 2023 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.888.886.7786 while those outside of North America can participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website and will be available two hours after the conclusion of the call until September 2, 2023. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 928966#.

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Additional Information
This media release should be read in conjunction with the Corporation's June 30, 2023 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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